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                              December 27, 2021

       Ya Li
       Chief Executive Officer and Chairman of the Board
       Lichen China Ltd.
       B2306, Block B
       Tower 3, Jinjiang Wanda Plaza Commercial Complex
       888 Century Avenue
       Meiling Street, Jinjiang City
       Fujian Province, PRC 362000

                                                        Re: Lichen China Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
9, 2021
                                                            CIK No. 0001876766

       Dear Mr. Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 9, 2021

       Cover Page

   1. We note your amended disclosure in response to our prior comment 2, and reissue the comment in part. Please
expand the disclosure on your cover page to indicate that
                                                        if Chinese regulatory
authorities disallowed your operating structure, it would likely result in a material change in
your operations. The current disclosure indicates that this would likely result in a
material change in your results of operations, which is separate from your actual operations.
 Ya Li
Lichen China Ltd.
December 27, 2021
Page 2
2. We note your disclosure that Lichen China Limited does not directly own substantially all of your business in China conducted by your subsidiaries. Please revise to clarify that
         Lichen China Limited does not directly own any interests in your Chinese subsidiaries.
3. In your discussion of how cash is transferred through your organization, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please quantify the amounts of the dividend payments made by your subsidiaries during fiscal years 2019 and 2020, and clarify which subsidiaries made such payments. Please also state whether the company or its subsidiaries have made any transfers, dividends, or distributions to investors, or investors have made transfers, dividends or distributions to these entities. If so, quantify the amounts, where applicable.
Prospectus Summary, page 2

4. We note your amended disclosure in response to our prior comment 3, and reissue the comment in part. Please clarify whether you are required to obtain any permissions or approvals from any Chinese authorities to operate in the PRC. In this regard, we note your amended disclosure states that you "currently have obtained all material permissions and approvals required for [y]our operations in compliance with the relevant PRC laws
         and regulations for [y]our operations in the PRC.    To the extent you
or your subsidiaries
         are required to obtain permissions or approvals from Chinese authorities to operate in the
         PRC, please revise to disclose each permission or approval, as well as the consequences to you and your investors if you do not receive or maintain the approvals and permissions. In addition, please disclose the consequences to you and your investors if you or your subsidiaries inadvertently conclude that you and your subsidiaries are not required to obtain any approvals or permissions from Chinese or other authorities, including the China Securities Regulatory Commission, Cyberspace Administration of
         China, or any other governmental entity, to operate, issue, or offer your securities to foreign investors.
Risk Factors
Risks Relating to Doing Business in China
The approval of the China Securities Regulatory Commission . . ., page 31

5. We note your statement that approval of the CSRC may be required in connection with the offering, but that your PRC counsel has advised you that CSRC approval may not be required. Please revise to provide a more definitive statement as to whether CSRC approval is required. Please also reconcile this with your statement on page 2 that you are not currently required to obtain any regulatory permission or approval from any Chinese
FirstName LastNameYa Li
       authorities to issue and offer securities to foreign investors. Further, please indicate
Comapany    NameLichen
       whether            China
                PRC counsel      Ltd.
                              will be rendering an opinion as to matters of PRC
law. Please make
       similar
December   27, revisions
               2021 Pageto2your risk factor on page 37 relating to CAC oversight and review.
FirstName LastName
 Ya Li
FirstName LastNameYa   Li
Lichen China Ltd.
Comapany27,
December  NameLichen
              2021     China Ltd.
December
Page 3    27, 2021 Page 3
FirstName LastName
The recent joint statement by the SEC and PCAOB, proposed rule changes . . ., page 36

6. We note your risk factor disclosure on page 36 that "the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two." Please revise to refer to this "bill" as the
         Accelerating Holding Foreign Companies Accountable Act. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
       Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      William S. Rosenstadt